

April 22, 2013

Via E-mail
Paul Reilly
Chief Financial Officer
Arrow Electronics, Inc.
7459 S. Lima Street,
Englewood, Colorado 80112

   Re: Arrow Electronics, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 7, 2013
     File No. 001-04482

Dear Mr. Reilly:

  We have reviewed your response letter dated April 15, 2013 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 3

1. We note your response to our prior comment 1 that your "intellectual property does not have a material impact on your business." As you state your intellectual property is limited and does not have a material impact on your business, it is unclear why you have included "intellectual property owned by the company" in your risk factor. Also, while your response describes your operations solely as a distributor, it appears you engage in other value added activities beyond distribution, including "a broad range of services and solutions… including cloud computing, security and networking services." To the extent your intellectual property becomes material to an understanding of your business as a whole, please provide such disclosure. Please revise your future filings accordingly.

<u>Competition, page 5</u>

2.   We note your response to our prior comment 2 that you do not believe that any one company or a small number of competitors are dominant in your industry. Please expand your response to tell us why you believe that you do not need to identify Avnet, among others. We note your CFO's statements on March 4, 2013 that "Arrow and Avnet are the clear number one and number two in North America and Europe. And it's difficult for competitors to come in and compete with us."

<u>Item 7. Management's Discussion and Analysis, page 22</u>

3.   Please refer to your response to prior comment 3. Please confirm that in future filings you will remove the description of the non-GAAP measures of "pro forma" since these are not amounts prepared in accordance with Article 11 of Regulation S-X.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief